
January 16, 2013

<u>Via E-mail</u>
Mr. Romanas Bagdonas
Chief Executive Officer
Interups, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **Interups Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-182956**

Dear Mr. Bagdonas:

We have reviewed the above-referenced filing and the related response letter dated December 21, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 26, 2012.

General

1.   Please ensure that your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

Selected Financial Data, page 4

2.   As previously requested in our prior comment 3, please revise your selected financial data disclosures to show that stockholders' equity at August 31, 2012 was a deficit ($2,256).

Risk Factors, page 5

General

3.   We note your response to prior comment 4. You continue to state in your document that you do not intend to register a class of securities under Section 12 of the Exchange Act. As previously requested, please provide under a separate and appropriate risk factor heading disclosure that informs potential investors that you will be subject to the limited disclosure obligations of a filer subject to Section 15(d). Also briefly explain how the

reports you will file as a Section 15(d) reporting company will differ from the reports you would be required to file as a reporting company under Section 12.

Dilution, page 15

4.   Please revise your dilution table to include brackets around the net tangible book value per common share before the offering of ($0.0006). In addition, revise the paragraph that follows your dilution table to include the correct total stockholders' equity deficit as of August 31, 2012 of $2,256.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David Lubin Esq.
        David Lubin & Associates, PLLC